

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Nir Sassi
Chief Financial Officer
Intec Pharma Ltd.
12 Hartom Street, Har Hotzvim
Jerusalem 9777512, Israel

      **Re: Intec Pharma Ltd.**
           **Registration Statement on Form S-1**
           **Filed June 5, 2020**
           **File No. 333-238973**

Dear Mr. Sassi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason L. Drory at 202-551-8342 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc:    Gary Emmanuel